Exhibit 99.1

Borr Drilling Limited – Increase in share capital

Hamilton, Bermuda, October 5, 2020

Reference is made to Borr Drilling Limited’s (“Borr Drilling” or the “Company”) (NYSE: “BORR”, OSE: “BDRILL”) stock exchange releases related to the equity offering of 51,886,793 new depository receipts, representing the beneficial interests in the same number of the Company’s underlying common shares to be listed on the Oslo Stock Exchange (the “Equity Offering”).

The Equity Offering was settled today, on October 5, 2020, and the Company’s issued share capital has been increased by USD 2,594,339.65 to USD 10,515,935.20, divided into 210,318,704 common shares with a nominal value of USD 0.05 per common share.

The common shares referred to herein have not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.